October 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4
File Number 333-156238

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Metro Bancorp, Inc., a Pennsylvania corporation, formerly known as Pennsylvania Commerce Bancorp, Inc. (the “Company”), hereby requests that its Registration Statement No. 333-156238 on Form S-4, filed on December 17, 2008 and becoming effective on February 5, 2009 (the “Registration Statement”) be withdrawn.  The Registration Statement registered 5,009,227 shares of common stock, $1.00 par value per share.  These shares were registered for issuance in connection with a proposed merger of Republic First Bancorp, Inc. with and into the Company.  On March 15, 2010, the Company and Republic First Bancorp, Inc. terminated their November 7, 2008 Agreement and Plan of Merger.

The Company represents that none of the 5,009,227 shares of common stock registered for the proposed merger were sold or will be sold due to the termination of the merger agreement.

The Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement and all amendments thereto, together with all exhibits and notice of effectiveness of the Registration Statement.  The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact Mary Alice Busby, Esquire (Mette, Evans & Woodside) at 717-232-5000.

Very truly yours,
METRO BANCORP, INC.

/s/ Mark A. Zody
Mark A. Zody
Chief Financial Officer and Treasurer

cc:  Mary Alice Busby, Esquire
       Mette, Evans & Woodside